Ex. 21
Syntroleum International Corporation (a Delaware corporation)
Syntroleum International Holdings Company (a Cayman Islands exempted company)
  Syntroleum Australia Credit Corporation (a Delaware corporation)
Syntroleum Sweetwater Holdings Corp. (a Delaware corporation)
Syntroleum Nigeria, Ltd. (a Nigeria company)
Syntroleum Bolivia Holdings L.L.C. (a Delaware limited liability company)
Scout Development Corporation (a Missouri Corporation)
Dynamic Fuels, LLC (a Delaware limited liability company)